SCHEDULE 13D

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  CUSIP No. 624906 10 3                                    Page 1 of 7 Pages

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                       to
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934


                                   Zones, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   624906 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Firoz H. Lalji
                         1102 15th Street SW, Suite 102
                                Auburn, WA 98001
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 30, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS:
         Firoz H. Lalji

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)   [  ]
                                                                      (b)   [  ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS:
         PF
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States citizen

--------------------------------------------------------------------------------
     NUMBER OF SHARES          7     SOLE VOTING POWER
       BENEFICIALLY                  0
                            -------- -------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
         BY EACH                     7,362,540
        REPORTING
                            -------- -------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH                      0

                            -------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER
                                     7,362,540

-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,362,540*

-------- -----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [  ]
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.2%**

-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

*Consisting of (i) 6,621,040 shares of Common Stock of the Issuer held in a joint account by Firoz H. Lalji and his wife, Najma Lalji, and (ii) 616,500 shares of Common Stock issuable upon exercise by Firoz H. Lalji of currently exercisable stock options, (iii) 87,500 shares of Common Stock held in Firoz H. Lalji's IRA and (iv) 37,500 shares of Common Stock held in Najma Lalji's IRA. ** The calculation is based on a total of 13,841,685 shares of Common Stock consisting of (i) 13,225,185 shares of Common Stock outstanding as of September 7, 2004, and (ii) 616,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options.

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON:
         Najma Lalji

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (c)   [  ]
                                                                      (d)   [  ]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS:
         PF
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States citizen

--------------------------------------------------------------------------------
     NUMBER OF SHARES          7     SOLE VOTING POWER
       BENEFICIALLY                  0
                            -------- -------------------------------------------
         OWNED BY              8     SHARED VOTING POWER
         BY EACH                     7,362,540
        REPORTING
                            -------- -------------------------------------------
          PERSON               9     SOLE DISPOSITIVE POWER
           WITH                      0

                            -------- -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     7,362,540

-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,362,540*

-------- -----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
         [  ]
-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53.2%**

-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
         IN
-------- -----------------------------------------------------------------------

*Consisting of (i) 6,621,040 shares of Common Stock of the Issuer held in a joint account by Najma Lalji and her husband, Firoz H. Lalji, and (ii) 616,500 shares of Common Stock issuable upon exercise by Firoz H. Lalji of currently exercisable stock options, (iii) 87,500 shares of Common Stock held in Firoz H. Lalji's IRA and (iv) 37,500 shares of Common Stock held in Najma Lalji's IRA. ** The calculation is based on a total of 13,841,685 shares of Common Stock consisting of (i) 13,225,185 shares of Common Stock outstanding as of September 2, 2004, and (ii) 616,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options.

This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed by the reporting persons on May 29, 2003.

Item 1.  Security and Issuer.
-------  --------------------

This statement relates to shares of Common Stock, without par value ("Common Stock"), of Zones, Inc., a Washington corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1102 15th Street SW, Suite 102, Auburn, WA 98001.


Item 2.  Identity and Background.
-------  ------------------------

(a)-(c) Firoz H. Lalji is the Chairman and Chief Executive Officer of the Issuer. His business address is 1102 15th Street SW, Suite 102, Auburn, WA 98001. Najma Lalji is the wife of Firoz Lalji. Mrs. Lalji is a homemaker. Her business address is c/o Firoz H. Lalji, Zones, Inc., 1102 15th Street SW, Suite 102, Auburn, WA 98001.

(d) During the last five years, none of the reporting persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) Firoz H. Lalji and Najma Lalji are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

The shares of Common Stock beneficially owned by Firoz and Najma Lalji were acquired either by Firoz H. Lalji as a founder of the Issuer, as compensation for Firoz H. Lalji's services to the Issuer or through open market purchases or private transactions using personal funds.


Item 4.  Purpose of Transaction.
-------  -----------------------

Mr. and Mrs. Lalji acquired the shares reported herein for investment purposes. On August 30, 2004, Mr. and Mrs. Lalji purchased 368,180 shares of the Issuer's Common Stock in a private transaction. 130,140 of these shares were purchased from the custodial account for the benefit Natasha Lalji; 56,200 shares of Common Stock were purchased from the Natasha Lalji Stock Trust; and the remaining 181,840 shares of Common Stock were purchased from the Farah Lalji Stock Trust. The purchase price of these shares will be determined upon future disposition of the shares as Natasha Lalji and Farah Lalji continue to retain an indirect financial interest in these shares through a shared appreciation right. Mr. and Mrs. Lalji have the sole right to determine when and if to sell the shares, as well as the sole right to vote the shares.

Subject to market conditions, trading window and other restrictions of the Issuer's insider trading policy, and such other considerations as they deem relevant, Mr. and Mrs. Lalji may, from time to time, purchase additional shares of the Issuer's Common Stock in the open market or in private transactions at such times and at such prices as they find attractive. Mr. and Mrs. Lalji reserve the right to dispose of shares of the Issuer's Common Stock from time to time. Except as set forth above, Mr. and Mrs. Lalji do not have any intention to engage in any of the transactions described in paragraphs (a) - (j) of Item 4 of
Schedule 13D. Mr. and Mrs. Lalji reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type described in paragraphs (a) - (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

(a) Firoz and Najma Lalji beneficially own 7,362,540 shares of Common Stock, which includes 616,500 shares that are the subject of currently exercisable stock options issued to Firoz Lalji, 87,500 shares of Common Stock held in Firoz Lalji's IRA and 37,500 shares of Common Stock held in Najma Lalji's IRA. Assuming the exercise of Firoz Lalji's options, such shares represent approximately 53.2% of the outstanding shares of Common Stock (as adjusted to reflect the exercise of his options, but not options held by any other person). Firoz and Najma Lalji disclaim beneficial ownership of the shares of Common Stock owned by the other reporting persons.

The calculations included herein are based on a total of 13,841,685 shares of Common Stock consisting of (i) 13,225,185 shares of Common Stock outstanding as of September 2, 2004, and (ii) 616,500 shares of Common Stock issuable upon exercise by Firoz Lalji of currently exercisable stock options. As used herein, references to "currently exercisable stock options" and words of similar import refer to stock options that are exercisable on the date of this filing and those that become exercisable within 60 days from the date of this filing.

(b) Firoz and Najma Lalji have shared voting power and power of disposition over the 7,362,540 shares of Common Stock that they beneficially own.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days.

(d) None.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

Not applicable.


Item 7.  Material to be filed as Exhibits.
-------  ---------------------------------

         Exhibit No.                 Description
         -----------                 -----------

         1. Joint Filing Agreement dated September 8, 2004 by and between Firoz H. Lalji and Najma Lalji.

Signatures after reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: September 8, 2004                        By: /s/ FIROZ H. LALJI
                                                   -----------------------------
                                                   Firoz H. Lalji
                                                   Chairman and Chief Executive
                                                   Officer of Zones, Inc.


Date: September 8, 2004                        By: /s/ NAJMA LALJI
                                                   -----------------------------
                                                   Najma Lalji